Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 _______________

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) _______________ OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

March 27, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.

Confidential Draft Amendment No. 1 to Registration Statement on Form F-1

Submitted February 15, 2013

File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium Holdco N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated February 27, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

U.S. Securities and Exchange Commission

March 27, 2013

With this letter, the Company is confidentially submitting an amendment (“Amendment No. 2”) to the Registration Statement on Form F-1. We are providing supplementally to the Staff six copies of Amendment No. 2 blacklined to show the changes to the draft Registration Statement Amendment No. 1 we submitted to you on February 15, 2013. All page references in the responses set forth below are to the pages of Amendment No. 2 to the Registration Statement confidentially submitted to the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2 to the Registration Statement.

Market and Industry Data, page iii

1.	Please refer to comment 11 in our letter dated December 31, 2012. As previously requested, please provide us supplementally with copies of the third party sources referenced in the registration statement, appropriately marked to point out the information you are using to support your disclosures.

In response to the Staff’s comment, the Company is supplementally providing to the Staff copies of the third party sources referenced in the Registration Statement.

Summary of Consolidated Historical Financial Data, page 17

2.	We note your response to comment 18 in our letter dated December 31, 2012. In regards to your presentation of Segment Adjusted EBITDA and Management Adjusted EBITDA, please address the following:.

•

We continue to believe that you should further clarify in your disclosures why both of these Adjusted EBITDA amounts are useful performance measures pursuant to Item 10(e)(1)(i)(C) of Regulation S-K. Your current disclosures address why you believe an Adjusted EBITDA-related performance measure is useful; however, you do not address why two different Adjusted-EBITDA-related measures are useful. Please also confirm that your determination of Management Adjusted EBITDA as presented is consistent with how this measure is determined pursuant to your financial covenants;

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 19-20, footnotes (2) and (3).

•

As a result of the reconciling items that you have disclosed on pages 72 and F-77, the total of the Segment Management Adjusted EBITDA amounts and Segment Adjusted EBITDA amounts presented starting on page 4 for all segments do not equal the amounts presented on page 19. Please accordingly expand your disclosures subsequent to your discussion of each operating segment on page 7 to discuss these reconciling items;

U.S. Securities and Exchange Commission

March 27, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 7, 70 and 72 of Amendment No. 2.

•	Please expand your disclosures to discuss how you calculate the amount of the metal price lag adjustment to arrive at Management Adjusted EBITDA; and

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 20 and 75 of Amendment No. 2.

•

We continue to have difficulty understanding how you determined it was appropriate to present alternative Management Adjusted EBITDA amounts as well as your basis for assuming that you would have had similar cost savings amounts in 2009 and 2010 compared to what you had in 2011. Please either remove your presentation of these alternative Management Adjusted EBITDA amounts in note (k) or further advise.

In response to the Staff’s comment, we respectfully advise the Staff that we have removed the alternative Management Adjusted EBITDA on pages 21 and 76 of Amendment No. 2.

3.	Given that metal price lag appears to have a direct impact on your profitability, it is not clear why your disclosures on pages 19, 101, and elsewhere throughout the filing indicate that it is not an indicator of the performance of your underlying operations. Please revise your disclosures accordingly throughout the filing.

In response to the Staff’s comment, the Company advises the Staff that since its hedging policy is designed to protect its cash flows, changes in metal prices do impact the Company’s revenues, and to a lesser extent, its profitability. Nevertheless, the Company’s exposure to moving metal prices on its profitability is mitigated by the impact of its hedging strategy and utilization of various derivative financial instruments. These financial instruments are designed to mitigate the impact of changing primary aluminum prices on physical purchases and sales. These practices or strategies reduce, but do not eliminate, the Company’s exposure to changing aluminum prices.

The Company submits to the Staff that Management Adjusted EBITDA is utilized by the Company’s management to assess the underlying profitability, without the impact of timing differences due to accounting for inventories. The purchase price paid for metal impacts the Company’s cost of goods sold, and therefore profitability, in a period subsequent to when the related sales price impacts the Company’s revenues.

U.S. Securities and Exchange Commission

March 27, 2013

Risk Factors, page 21

We are principally owned by Apollo, Rio Tinto and FSI…, page 35

4.	We note your revised disclosure in response to comment 25 in our letter dated December 31, 2012. Further revise your risk factor disclosure to briefly explain the legal significance of a “binding nomination,” indicating also the number of binding nominations each of your three principal shareholders may put forward.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 36-37 of Amendment No. 2.

Use of Proceeds, page 44

5.	Please include here the company’s reasons for conducting the offering as you have stated them in your response to comment 31 in our letter dated December 31, 2012.

In response to the Staff’s comment, the Company has included this additional disclosure in the Registration Statement. Please refer to page 45 of Amendment No. 2.

6.	Your disclosures indicate that you intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of debt. Please make sure your Use of Proceeds discussions on pages 16 and 44 are consistent. Specifically, the disclosures on page 16 do not mention the possibility of using the net proceeds to repay debt. Please also confirm that there are no specific plans at this time to use the net proceeds to repay debt.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 17 of Amendment No. 2.

Management’s Discussion and Analysis

Key Factors Influencing Constellium’s Financial Condition and Results from Operations, page 56

7.	Given that the price of metal can significantly impact your overall profitability, please consider disclosing metal prices or discussing the overall market movements for metal prices during each period as well as any material changes to these prices that have taken place subsequent to the end of the period. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to pages 59 of Amendment No. 2.

Results of Operations, page 59

8.	We note your response to comment 39 in our letter dated December 31, 2012. In a similar manner to your response, please expand your disclosures to discuss the impact of your use of financial instruments to minimize the risks associated with foreign currency exchange rates and metal prices.

U.S. Securities and Exchange Commission

March 27, 2013

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to pages 57, 59, 64-65 and 68 of Amendment No. 2.

Liquidity and Capital Resources, page 74

9.	We note your response to comment 45 in our letter dated December 31, 2012. Please disclose whether you have held any positions in the past which resulted in margin calls and the extent of these margin calls.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to page 76 of Amendment No. 2.

Contractual Obligations, page 78

10.	We note your response to comment 48 in our letter dated December 31, 2012. Given that it appears the interest rate under the term loan facility is the greater of 8% or a LIBOR-based rate plus a floor, please help us better understand how you determined it would be appropriate to reflect the floor of 1.25% for purposes of estimating interest payments.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 79 of Amendment No. 2. The Company advises the Staff that the interest payments were calculated utilizing the rate of 1.25% plus 8% as at the year-end 2012, the applicable U.S. dollar rate for a three-month maturity was 0.31 percent per annum. Further, the U.S. dollar 5-year interest swap rate, a proxy for the current market forecast of future U.S. dollar LIBOR fixings, as of December 31, 2012 was 0.83 per cent, per annum, well below the 1.25 per cent per annum floor. The Company believes use of the floor of 1.25% is appropriate, as in line with current forecasts the Company can assume that during the life of the loan the floor would always be applied.

Aerospace & Transportation Operating Segment, page 85

11.	Please revise your disclosure to include a summary of your response to comment 51 in our letter dated December 31, 2012.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to page 87 of Amendment No. 2.

Principal and Selling Shareholders, page 121

12.	Please ensure that your disclosure here complies with the requirements of Item 9.D in Part I of Form 20-F, and in particular Item 9.D.2 requirements of specifying the amount and percentage of securities held by the selling shareholders immediately after the offering.

U.S. Securities and Exchange Commission

March 27, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 122 of Amendment No. 2.

Dutch Corporate Governance Code, page 138

13.	Please include here a summary of your response to comment 73 in our letter December 31, 2012.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to pages 139 of Amendment No. 2.

Financial Statements

Financial Statements for the Period Ended June 30, 2012

Note 17. Borrowings, page F-18

14.	We note your response to comment 41 in our letter dated December 31, 2012. Please also expand your disclosures in the notes to the financial statements to clearly state whether you were in compliance with all covenants and to discuss the terms of the significant covenants that you are subject to in your debt agreements. For example, your disclosures on page 72 refer to a financial maintenance covenant under your ABL Facility, which it does not appear is discussed in the notes to the financial statements on page F-20.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-37, 41 and 43 of Amendment No. 2.

Financial Statements for the Year Ended December 31, 2011

Note 2.5 Principles Governing the Preparation of the Consolidated Financial Statements, page F-37

Goodwill, page F-37

Stable business model that delivers robust free cash flow across the cycle, page 11

15.	We note your response to comment 91 in our letter dated December 31, 2012. Your response indicates that your cash-generating units generally correspond to an industrial site whereas your disclosures on page F-37 indicate that goodwill is monitored at the operating segment level. It is not clear if your cash-generating units are your operating segments or your industrial sites. Please clarify in your disclosures.

U.S. Securities and Exchange Commission

March 27, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page

F-11 in note 2.6 of Amendment No. 2.

Note 2.6 Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty, page F-46

16.	We note your response to comment 95 in our letter dated December 31, 2012. It is unclear what additional disclosures were provided pursuant to IAS 1.125 to help users of the financial statements understand the judgments that you make about the future and other sources of estimation uncertainty. Please consider disclosing how you derive estimates and related assumptions, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Please also consider providing quantitative as well as qualitative information when information is reasonably available.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-21, F-22, F-50 and F-51 of Amendment No. 2.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-48

17.	We note your response to comment 97 in our letter dated December 31, 2012. Please help us further understand how your application of IFRS 3 led to a further reduction in the value of property, plant and equipment and intangible assets after the recording of an impairment charge pursuant to IAS 36. Please specifically address the following:

•

IAS 36.18 states that the recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Please tell us what consideration was given to the value in use in your analysis;

The Company acknowledges the Staff’s comment and respectfully advises the Staff that at January 1, 2010 the carrying value of property plant and equipment in the Predecessor AEP Business combined financial statements was €425 million, intangible assets were €9 million and there was no goodwill recorded. All intangible assets were finite lived intangibles and therefore in accordance with IAS36.9, such assets are tested for impairment where there is a triggering event. A triggering event occurred in the second quarter of 2010 in accordance with IAS 36.12 when the Predecessor owner received an offer for the AEP Business after negotiations had been successfully concluded with the purchaser in June 2010. The June 2010 offer valued the AEP Business at $1.1 billion with a base purchase price of $125 million (i.e., assumption by the purchaser of pension liabilities and debt like items). The Acquisition was completed on January 4, 2011 on substantially the same terms. On that date, the purchaser paid $17 million after the base purchase price of $125 million had been adjusted for closing adjustments.

U.S. Securities and Exchange Commission

March 27, 2013

The impairment test undertaken on the triggering event was based on the Predecessor management’s assessment of the recoverable amount which considered fair value less cost to sell model and not a value in use calculation. As the assets were in the process of being disposed of, it was determined, in accordance with IAS 36.21, that the fair value less costs to sell and value in use was essentially the same as the value in use calculation would only use the proceeds expected from the asset’s disposal as the future cash flows from continuing use of the asset until its disposal were assessed as negligible.

•

Please tell us what consideration you gave to IAS 36.23 in determining that you should use the recoverable amount for cash-generating units instead of for individual assets. In this regard, we note that for purposes of applying IFRS 3, you indicate that you were able to perform an asset by asset assessment;

The Company acknowledges the Staff’s comment and respectfully submits to the Staff that in accordance with IAS 36.22, the Predecessor management determined it should use the fair value less cost to sell allocated across its cash generating units (“CGUs”) i.e., down to the plant level or in some cases, groups of plants, as the individual assets below this level do not generate cash inflows that are largely independent from other assets within the group.

When applying IFRS 3, the Company performed an assessment asset by asset up to the plant level or in some cases groups of plants.

•

You state that the fair value was assigned to each cash-generating unit in a rational and systematic manner. Given that it appears you would have determined the fair value for each cash-generating unit, it is not clear why you would be allocating amounts at the cash-generating unit level. Please advise;

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the fair value less cost to sell for each cash-generating unit was derived from the gross business enterprise value of $1.1 billion. The external valuation experts, Duff & Phelps, then used the enterprise value to establish the fair value of each CGU as the total fair value of all of the CGU’s had to equal the total enterprise fair value.

The individual CGU fair value amounts established by Duff & Phelps were then compared to the individual CGU carrying values to determine whether impairment existed.

As a result of comparing the December 31, 2010 individual CGU fair values against the December 31, 2010 individual CGU carrying values, assets at the CGUs were either fully impaired, partially impaired or not impaired at all.

•	Please help us understand how you allocated the impairment loss to the assets of the cash-generating unit pursuant to IAS 36.104 through 107; and

The Company acknowledges the Staff’s comments and respectfully submits to the Staff that in accordance with IAS 36.104 the impairment loss has been allocated to reduce the carrying amount of the categories of assets of the cash-generating unit on pro rata on the basis of the carrying amount of each class of asset in the cash-generating unit.

U.S. Securities and Exchange Commission

March 27, 2013

An impairment loss totaling €8 million was recorded in the following assets: Patented and Non-Patented Technology intangible asset for which the Company recorded an impairment loss of €3 million which equates to the carrying value of that asset, and the remainder to the Trademarks and Licenses intangible asset for which the Company recorded an impairment loss of €5 million. As a result of these impairment losses the balance of intangibles at December 31, 2010 was zero.

The Company supplementally submits to the Staff that these reductions in carrying amounts have been treated as impairment losses on individual assets and recognized in accordance with IAS 36.60 and have therefore been recognized as impairment losses immediately in the 2010 income statement.

Further, the Company supplementally submits to the Staff that in accordance with the guidance in IAS 36.105, in allocating the impairment losses, the Company has not reduced the carrying amounts of any categories of assets below the highest of the fair value less costs of disposal/value in use and zero. The amount of the impairment losses that would otherwise have been allocated to the categories of assets has been allocated pro rata to the other assets of the cash-generating units. The Company also confirms that the impairment losses have been allocated to the categories of property, plant and equipment in the respective cash-generating unit on a pro rata basis.

•	Please help us better understand why the fair value determined pursuant to IFRS 3 would be significantly less than the fair value less costs to sell pursuant to IAS 36.

The Company respectfully advises the Staff that the acquisition-date fair value of Property, Plant & Equipment under IFRS 3 was measured using primarily a cost approach (assessment asset by asset), adjusted by an economic obsolescence determined using the income approach (assessment at the plant level or in some cases group of plants level).

The independent valuation experts utilized a number of sources of information such as an assessment of the economic profit drivers for the business and an analysis of projected earnings developed by the buyers to establish the purchase price. This resulted in recognizing Property, Plant & Equipment totaling €91 million as of the acquisition date.

The December 31, 2010 year end property, plant and equipment carrying values were determined to not required further adjustment as a result of the reduction in the purchase price in late 2011. The combined financial statements were initially issued in July 2011 when the Predecessor Management utilized the best information available to it to determine the fair value. Subsequently the combined financial statements were reissued in April 2012 to present the AIN operations as discontinued operations. At April 2012 the 2010 impairment charge was re-assessed and it was determined that the change in fair value as a result of the ultimate settlement did not create a material change in the impairment charge as when it was applied to the CGUs it was primarily applied to either CGUs for which assets had already been fully impaired at December 31, 2010 or where the CGUs did not require any impairments.

U.S. Securities and Exchange Commission

March 27, 2013

18.	We note your response to comment 98 in our letter dated December 31, 2012. Your response indicates that you did not recognize a contingent liability because the fair value could not be measured reliably. In this regard, please provide the disclosures called for by paragraph B64(j)(i) and (ii) of IFRS 3.

In response to the Staff’s comment, the Company supplementally submits and clarifies to the Staff that there were no situations whereby a contingent liability was not recognized because its fair value could not be measured reliably. Therefore, the Company respectfully submits that requirements for additional disclosures called for by paragraph B64(j)(i) and (ii) of IFRS 3 would not be applicable.

Note 10. Earnings Per Share, page F-52

19.	We note your response to comment 100 in our letter dated December 31, 2012. We continue to believe that you should disclose instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted earnings per share because they were antidilutive for the period presented. Refer to IAS 33.70(c). Though the additional shares may not be material to current earnings per share amounts, it is not clear how you determined they would not be material to future earnings per share amounts.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-33 of Amendment No. 2. Further, the Company refers the Staff to its response to Comment 23 below.

Note 16. Trade Receivables and Other

Factoring Arrangements, page F-56

20.	We note your response to comment 103 in our letter dated December 31, 2012. It is not clear where you provided additional disclosures regarding the cash flow statement presentation of your factoring arrangements. Please advise or revise your disclosures as necessary.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page

F-18 of Amendment No. 2.

Note 20. Provisions, page F-67

21.	We note your response to comment 106 in our letter dated December 31, 2012. Please provide the disclosures required by IAS 37.85 for the litigation accrual of 8 million Euros at December 31, 2011.

U.S. Securities and Exchange Commission

March 27, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-50 of Amendment No. 2.

22.	We note your response to comment 107 in our letter dated December 31, 2012. Please also disclose or tell us what consideration you gave to disclosing the average settlement amount per claim as well as historical and expected trends in the liability amounts and their reasonably likely effects on operating results and liquidity.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page

F-50-51 of Amendment No. 2.

Note 21. Share Capital, page F-68

23.	We note your response to comment 109 in our letter dated December 31, 2012. In a similar manner to your response, please clarify the economic rights, including dividend rights of each class of shares in the notes to the financial statements. Please also clarify in your disclosures how the different classes of shares are treated for purposes of determining earnings per share, including what consideration was given to IAS 33.A13 and A14 in determining whether you have participating equity instruments and two-class ordinary shares.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-40 of Amendment No. 2. The Company further advises the Staff that as each class of shares has the same rights to the Company’s profits, on a pro rata basis, the Company has revised its earnings per share calculation to consider all classes of shares to be equal and therefore the guidance of IAS 33.A13 and A14 is not applicable.

Note 26. Operating Segment Information, page F-76

24.	We note your response to comment 112 in our letter dated December 31, 2012. It appears that you have included Holding and Corporate assets as part of the Intersegment and Other line item in your reconciliation from segment assets to total assets. Please separately present Holding and Corporate assets in your reconciliation. Please also disclose the nature of the assets described as Intersegment and Other.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-25 of Amendment No. 2.

Note 30. Share Equity Plan, page F-80

25.	We note your response to comment 115 in our letter dated December 31, 2012. Please address the following.

•	Please help us better understand how you determined that the April 2011 and July 2011 share issuances fall outside the scope of IFRS 2 given that the

U.S. Securities and Exchange Commission

March 27, 2013

purpose of these issuances was to align management’s interests with the interests of shareholders and to enable management to participate in the long-term growth of the company;

The Company respectfully advises the Staff that the April 2011 and July 2011 share issuances involved both issuances of Class A and Class B2 shares, which are treated differently.

The April 2011 and July 2011 Class A share issuances fall outside the scope of IFRS 2 as the shares issued were indirectly acquired by management, through Omega Management KG, at fair value (without any discount) and without vesting conditions, and therefore were transactions between the Company and shareholders. The Company respectfully advises the Staff that even if the issuance of Class A shares had fallen within the scope of IFRS 2, the related expense would have been zero as the subscription price equaled the fair value of the shares.

The April 2011 and July 2011 Class B2 share issuances were treated in accordance with IFRS 2 as Class B2 shares were issued at a discounted price and are subject to vesting conditions. These transactions have been further disclosed and Note 30 of the 2012 financial statements has been further amended to only address the accounting for the Class B2 shares. Please refer to page F-65 of Amendment No. 2.

•	Please confirm there were no new shares acquired or reissued under the Management Equity Plan during 2012. If so, please tell us the dates and the corresponding fair values of the shares;

The Company confirms to the Staff that no new shares were issued by the Company in 2012 and no additional shares were acquired by Management KG in 2012.

•

Please tell us what consideration was given to IFRS 2.19 through 21 in determining how to treat the vesting provisions in terms of determining the fair value of the class B shares as well as determining how and when to record the expense associated with the share issuances; and

The Company advises the Staff that as disclosed in Note 30 of the financial statements (please refer to page F-65 of Amendment No. 2), the conversion of the Class B2 Shares into Class B1 Shares is subject to service conditions and non-market conditions (achievement of both targeted Management Adjusted EBITDA and service). In accordance with IFRS 2.19, services and non-market conditions have not been incorporated into the grant date fair value calculation.

For example, for the April 2011 grant, the value of the services to be rendered by management was measured at grant date at $24.92 per share, the difference between the fair value of the Class B1 shares at grant date ($35.42, the same value as the Class A shares, the two classes of shares having the same rights) less the subscription price (the amount paid by management - $10.50). The value of the services is recognized from grant date over the vesting period, i.e., a 5-year services period. As the equity plan vests by installments over 5 years and that each installment has a specific vesting period, the related expenses are not recognized

U.S. Securities and Exchange Commission

March 27, 2013

ratably over the 5-year period (IFRS 2.IG11). In addition, the vesting conditions (services and targeted Management Adjusted EBITDA) are not considered when estimating the grant date fair value. Accordingly, the expenses recognized during the vesting period are based on the best estimate of the Class B2 shares’ number expected to be converted into Class B1 shares, taking into account projected turnover and expectation of targeted Management Adjusted EBITDA, this estimate being revised until vesting date in accordance with IFRS 2.20.

•	Please disclose the factors which have caused significant differences between the fair values of the class A and B shares.

The Class A and Class B1 shares have the same rights and thus the same fair value. As disclosed in note 18 – Share Capital (please refer to page F-39 and 40 of Amendment No. 2), the Class B2 shares have identical economic rights as the Class A and Class B1 shares but are subject to vesting conditions as detailed above. The subscription price of the Class B2 shares was determined by management based on discounted Class A and Class B1 shares fair value, the discount applied reflecting the vesting conditions (and also the resulting illiquidity and unavailability).

Financial Statements for the Year Ended December 31, 2010 and December 31, 2009

Allocations from Owners, page F-98

26.	We note your response to comment 119 in our letter dated December 31, 2012. Please clearly disclose the allocation method used for each material type of cost allocated.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-81 of Amendment No. 2.

*                    *                     *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1269 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Andrew J. Nussbaum Andrew J. Nussbaum

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)

Keith L. Halverstam (Latham & Watkins LLP)